Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C.

RECEIVED
2006 DEC -6 P 1:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


06018989

Reykjavik, 1 December 2006
File no. 90-06-0243

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

SUPPL

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. *News release* (30 November 2006): Actavis Group hf. announces that it has acquired the specialty generics company Abrika Pharmaceuticals *in the* US. (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Höskuldur Eiríksson, Associate
LOGOS legal services

PROCESSED
DEC 1 1 2006
THOMSON
FINANCIAL

LEGAL SERVICES

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

Reykjavik, 1 December 2006
File no. 90-06-0243

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (30 November 2006): Actavis Group hf. announces that it has acquired the specialty generics company Abrika Pharmaceuticals in the US. (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group



Höskuldur Eiríksson, Associate
LOGOS legal services



KAUPHÖLL ÍSLANDS
Iceland Stock Exchange



Actavis acquires the specialty generics company Abrika Pharmaceuticals in the US 30.11.2006 12:12:28

Flokkur: Fyrirtækjafréttir

Prenta

- Acquisition gives Actavis a strong foothold in high value -
- Controlled Release market -

Reykjavik, Iceland, 30 November, 2006 - Actavis Group (ICEX: ACT), the international generic pharmaceuticals company, announced today that it has agreed to acquire Abrika Pharmaceuticals Inc., a US based specialty generic pharmaceuticals company engaged in the formulation and commercialization of both controlled release ("CR") and other technically difficult pharmaceutical products. Actavis has reached an agreement to acquire Abrika for an initial gross consideration of EUR85 million (US$110 million) in cash. Additional earn-out payments of up to EUR96 million (US$125 million) are payable over the next three years subject to performance.

Strategic Rationale
Following the acquisition, Actavis will be one of the leading companies in the US market in development of CR products, with over 50 CR products in the pipeline, over EUR50 million expected to be invested in CR development in 2007 and 100 employees dedicated in the development of CR products. The enlarged Group has 13 pending ANDA´s for CR products with the FDA.

- The acquisition increases Actavis' critical mass and ability to leverage its position in the key US market.
- There is limited competition in CR generics due to the complex innovation and high manufacturing standards required for successful launches. This has led to higher and more durable margins than in other segments of the US generics market.
- CR versions of drugs expand the therapeutic application of products and are highly sought after by branded pharmaceutical companies because of their ability to extend product life cycles. Abrika's business model is to apply its proprietary technologies to selected high value branded pharmaceuticals and duplicate the release characteristics of the originator drugs in order to bring to market generic versions that can be substituted for these branded products.
- Abrika's development expertise and infrastructure will enable Actavis to utilize its existing CR technology and accelerate growth in the niche CR market.
- Opportunities to register Abrika´s products in Actavis European markets.

About Abrika
Abrika was established in May 2002 by Alan Cohen, who had previously served as CEO and Chairman of Andrx Corporation, which he also founded in 1992. Based in Fort Lauderdale, Florida, Abrika has approximately 40 employees and a management team with a strong track record of developing and marketing CR products.

Abrika has filed nine ANDAs with the FDA since its inception and launched of its first internally developed product (isradipine) in Q1 2006. The Company believes that it has secured the first-to-file exclusivity on two products, which are expected to be launched after the year 2007.

Abrika has a number of high value product filings and launches planned over the next two years with at least three product launches expected before the end of 2007 and 5-6 in the year 2008. Abrika has its own dedicated facility in Florida and the necessary infrastructure in-place to support a significant scale-up of the business as a center of excellence for CR products.

Abrika is forecasting revenues of EUR20 million (US$26 million) for 2007 and EUR35 (US$45 million) in 2008, with an EBITDA margin in both years of approximately 40%.

Financing and Closing
The purchase price of EUR85 million (US$110 million) will be paid in cash from additional debt facilities that have been committed by Actavis and carry similar terms and conditions to Actavis' existing debt. Abrika is expected to have a net cash value at closing of approximately EUR4 million (US$5 million).

The acquisition is subject to regulatory approval and is expected to close in January 2007.

The initial consideration represents a multiple (EV/EBITDA) of 9.5 times Abrika's projected 2007 EBITDA, and if Abrika meets the earn-out targets and triggers the additional payments, the total consideration will represent a multiple of 8.3 times Abrika's projected 2007 EBITDA.

Commenting: Robert Wessman, President and Chief Executive of Actavis said:
"Our core objective for strategic acquisitions is to find opportunities that extend our product portfolio and pipeline as well as broaden our platform for growth in core markets. Abrika entirely fits that rationale and therefore represents another significant step forward for Actavis in the US, a key market where we already generate a third of our total revenues. The addition of such an exciting, fast growing business to our Group will allow us to grow our market share and take a leading position in the controlled release market."

Commenting, Alan Cohen, Chairman of Abrika said:
"Abrika has rapidly reached a stage in its development where we felt we needed a strong strategic partner with a broad product portfolio and global presence that can foster the ability of our formulation team to create products for a global platform. Actavis has the expertise and infrastructure to accelerate our growth and take this business to the next level."

Analyst meeting
Robert Wessman, President and Chief Executive Officer and Sigurdur Oli Olafsson,
Deputy CEO & President of North America sales, will host the live Conference Call for analysts and investors at 14.00 UK time/09.00 EST today, 30 November.

Details are as follows:

US / Canada dial in 1 877 296 2329

International dial in +1 706 634 9665

Password/Conf ID 3328556

A presentation accompanying the conference call will be available on Actavis' website at www.actavis.com, in the investor relations section one hour before the call.

Replay:

A replay of the presentation will be available for two weeks. Details are as follows:

US / Canada dial in 1 800 642 1687

International dial in + 1 706 645 9291

Password/Conf ID 3328556

An open meeting for investors, analysts and shareholders will be held in Actavis Headquarters, Dalhrauni 1, Hafnarfjordur, Iceland at 4.30pm today.

For further information:

Actavis Group
Halldor Kristmannsson, VP Corporate Communications
(+354) 535-2300 / 840-3425
hkristmannsson@actavis.com

Financial Dynamics (New York)
Charles Armitstead
+1 917 496 3840